

February 17, 2011

Gerald J. Stubenhofer, Jr.
Senior Vice President, Chief Legal Officer and Secretary
GNC Acquisition Holdings Inc.
300 Sixth Avenue
Pittsburgh, Pennsylvania 15222

     Re: GNC Acquisition Holdings Inc.
              Amendment No. 2 to Registration Statement on Form S-1
              Filed February 10, 2011
              File No. 333-169618

Dear Mr. Stubenhofer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your financial statements to include audited financial statements for the year ended December 31, 2010. See Rule 3-12 of Regulation S-X.

2. We note several disclosures throughout the prospectus that present information as of January 1, 2011. For each future amendment to the registration statement, please update such disclosures to present such information as of a more recent practicable date.

3. We note that you filed as Exhibit 3.1 and Exhibit 3.2 to amendment no. 2 to the registration statement the forms of your Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, respectively, which, in each case, will be adopted upon the completion of the offering. Please also file copies of your charter and bylaws that will be in effect at the time the registration statement is to be declared effective. See Item 601(b)(3) of Regulation S-K.

Prospectus Summary, page 1

4. We note your disclosure throughout the prospectus that General Nutrition Centers, Inc. has announced its intention to enter into a financing transaction. If such transaction is consummated before the effectiveness of the registration statement, then please disclose the material terms of such transaction, including your intended use of proceeds from such transaction, in a "Recent Developments" subsection.

Market & Industry Information, page 7

5. We note your response to comment 5 in our letter dated January 27, 2011. Please revise to clarify, if true, that in addition to believing that the *sources* are reliable, you also believe that the *information* contained in the third party surveys and studies are also reliable and accurate.

The Offering, page 8

6. We note your response to comment 9 in our letter dated January 27, 2011. Please also disclose in "—Use of proceeds" in this subsection that Ares, OTPP and members of your management hold substantially all your outstanding Series A preferred stock.

Summary Consolidated Financial Data, page 10

7. We note that the amount of net cash used by operating activities and the amount of net cash provided by financing activities of the Predecessor for the period January 1, 2007 to March 15, 2007 differ from the amounts disclosed in "Selected Consolidated Financial Data" on page 40. Please revise or advise.

Use of Proceeds, page 37

8. Upon determining the price range for the offering, please disclose the estimated amount of net proceeds to you after the payments in connection with the redemption of your Series A preferred stock. If it appears reasonably unlikely that there will be any net proceeds to you remaining after redemption of your Series A preferred stock, then please remove the implication that there will be net proceeds remaining to be used for working capital and general corporate purposes. We note that your intention to use cash on hand, in addition to net proceeds from the offering, to make the redemption payments implies that the net proceeds, alone, will be insufficient to satisfy the redemption payments. Please also provide a similar disclosure in "Prospectus Summary—The Offering—Use of proceeds."

9. If a material amount of cash on hand is necessary to make the payments in connection with the redemption of your Series A preferred stock, then please disclose such amount.

Please also provide a similar disclosure in "Prospectus Summary—The Offering—Use of proceeds." See Instruction 3 to Item 504 of Regulation S-K.

Business, page 69

Legal Proceedings, page 89

10. We note your response to comment 14 in our letter dated January 27, 2011 and your revised disclosure that any liabilities that may arise from the matters disclosed are not probably or reasonably estimable at this time. However, please disclose the number of claimants in the litigation that do not assert any specific amount of damages and the range of damages asserted by all other claimants.

Executive Compensation, page 107

How We Chose Amounts and/or Formulas for Each Element, page 111

Annual Incentive Compensation, page 112

11. We note your disclosure in the last paragraph on page 113 that your Compensation Committee believes that achieving 100% or more of budgeted EBITDA in fiscal 2011, "while possible to achieve…will present a significant challenge." We also note that you have achieved at least 100% of budgeted EBITDA in each of your last three fiscal years and have stated in your filings with us for each such years that achieving 100% or more of budgeted EBITDA, "while possible to achieve…will present a significant challenge." Please discuss the specific factors for why achieving 100% or more of budgeted EBITDA in fiscal 2011 will present a significant challenge and explain whether such factors were present in your three previous fiscal years when you also considered such achievement to be a significant challenge. See Instruction 4 to Item 402(b) of Regulation S-K.

Chief Executive Officer Compensation, page 117

12. Please discuss the specific "additional performance targets" achieved by Mr. Fortunato that resulted in his discretionary bonus of $100,000. Please also discuss whether this discretionary bonus was paid pursuant to a previously established plan with pre-determined objectives, as was the case for the discretionary bonuses paid to Mr. Fortunato for fiscal 2008 and fiscal 2009. See Item 402(b)(1)(v) of Regulation S-K.

Summary Compensation Table, page 119

13. Please tell us why the amounts disclosed under the "Salary" column of $409,943 and $351,177 for Michael M. Nuzzo and Thomas Dowd, respectively, do not match the amounts of $409,400 and $350,000, respectively, as previously disclosed on page 102 of your registration statement filed on September 28, 2010, as the annual base salaries that

would be paid to Mr. Nuzzo and Mr. Dowd for fiscal 2010. We also note that the annual base salaries for fiscal 2011 payable to Mr. Nuzzo and Mr. Dowd, as discussed on page 112, reflect a 3% increase over the amounts of $409,400 and $350,000, respectively.

14. Please confirm to us that the amount of $50,690 reported under the "Change in Pension Value and Non-qualified Deferred Compensation Earnings" column for Thomas Dowd represents the above-market or preferential earnings on Mr. Dowd's plan and not the difference between the account balances for such plan between December 31, 2009 and December 31, 2010. We note that, as disclosed in the Non-qualified Deferred Compensation Table on page 123, the aggregate earnings for Mr. Dowd's plan during fiscal 2010 were $14,769 and you did not indicate by footnote that any portion of such amount is included in the Summary Compensation Table. See Item 402(c)(2)(viii)(B) of Regulation S-K and Instruction 2 to Item 402(c)(2)(viii) of Regulation S-K. For further guidance, please consider Question 219.01 in our Regulation S-K Compliance and Disclosure Interpretations.

Grant of Plan-Based Awards, page 121

15. Please clarify to us why the grant date for the 125,000 shares of Class A common stock issued to David P. Berg is May 13, 2010 but such grant was not effective until June 8, 2010, as disclosed on page 128. Please also clarify to us whether the exercise price of $10.09 was based on the grant date of May 13, 2010 or the effective date of June 8, 2010.

Outstanding Equity Awards at Fiscal Year-End, page 122

16. Please include a column to disclose the grant date for each award of unexercised options that are unexercisable to allow readers to determine when such options will vest and become exercisable. See Instruction 2 to Item 402(f)(2) of Regulation S-K. For further guidance, please consider Question 122.02 in our Regulation S-K Compliance and Disclosure Interpretations.

17. Please include in the table the options held by David P. Berg to purchase your Series A preferred stock. Please also include in the table any options to purchase your Series A preferred stock held by your other named executive officers or confirm to us that no such options exist. Please also tell us how you intend to treat options to purchase your Series A preferred stock in connection with the offering.

Option Exercises and Stock Vested, page 122

18. Please disclose the aggregate dollar value realized by Mr. Berg upon exercise of his options to purchase your Class A common stock and your Series A preferred stock. See Instruction to Item 402(g) of Regulation S-K.

Non-qualified Deferred Compensation, page 123

19. Please disclose the measures for calculating interest or other plan earnings for the GNC Live Well Later Non-qualified Deferred Compensation Plan. See Item 402(i)(3)(ii) of Regulation S-K.

20. We note that the aggregate balance for Thomas Dowd's plan as of December 31, 2009 was $89,246. Please clarify to us why additional contributions of $35,118 and additional earnings of $14,769, when added to the balance of $89,246, does not result in an amount equal to the reported balance of $139,936 as of December 31, 2010.

Director Compensation, page 134

21. With respect to the grants of options to non-employee directors, please disclose the term, vesting period and any other material requirements for such options.

22. Please clarify how the $30,000 of fees paid to Richard Wallace was determined, whether through proration of the $40,000 annual retainer or otherwise.

23. Please disclose in the "Option Awards" column the aggregate grant date fair value of the options granted to Richard Wallace upon his election to the board of directors. If Norman Axelrod, Carmen Fortino or Michael Hines also received options during fiscal 2010, then please disclose the aggregate grant date fair value of the options such person received. See Item 402(k)(2)(iv) of Regulation S-K and Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

24. Please complete the "Total" column in the director compensation table. See Item 402(k)(2)(viii) of Regulation S-K.

Certain Relationships and Related Transactions, page 140

Credit Facility, page 140

25. We note your response to comment 19 in our letter dated January 27, 2011. Please disclose the amount of term loans that the affiliated funds had made to Centers as of December 31, 2010.

Inside Back Cover Page of Prospectus

26. Please revise the coloring of China in the map and the coloring of the note at the bottom of the graphic to more clearly present that China represents a growth opportunity.

<u>Outside Back Cover Page of Prospectus</u>

27. Please include a statement regarding dealers' prospectus delivery obligations. See Item 502(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

H. Christopher Owings
Assistant Director

cc: Philippa M. Bond
        Proskauer Rose LLP